Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The New York Times Company for the registration of Class A common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts and stock purchase units, and to the incorporation by reference therein of our reports dated February 26, 2014 with respect to the consolidated financial statements and schedule of The New York Times Company, and the effectiveness of internal control over financial reporting of The New York Times Company, included in its Annual Report (Form 10-K) for the fiscal year ended December 29, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 26, 2014